EXHIBIT 12.1

GENOMIC HEALTH, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

	Year ended December 31
	2013	2014	2015	2016	2017

Earnings (deficiency):
Net income (loss) before income taxes	$(12,411)	$(24,199)	$(34,304)	$(12,538)	$(2,353)
Add:
Fixed charges	335	403	453	626	689
Earnings (deficiency)	$12,076	$(23,796)	$33,851	$11,913	$1,664

Fixed Charges:
Interest expense	$—	$—	$—	$—	$—
Estimated interest portion of rental expense	335	403	453	626	689
Total fixed charges	$335	$403	$453	$626	$689

Deficiency in the coverage of fixed charges	$(12,411)	$(24,199)	$(34,304)	$(12,538)	$(2,353)

Ratio of Earnings to Fixed Charges(1)(2)	NM	NM	NM	NM	NM

No preferred shares were outstanding during the periods set forth in the table and, accordingly, the combined ratio of earnings to fixed charges and preferred stock dividends would be identical to the ratio of earnings to fixed charges.

(1)The ratio of earnings to fixed charges is computed by dividing income (loss) before income taxes plus fixed charges by fixed charges.  Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases.  For the years ended December 31, 2013, 2014, 2015, 2016 and 2017, earnings were insufficient to cover fixed charges by the amounts set forth in the table above under the heading “Deficiency in the coverage of fixed charges.”

(2)NM—Not meaningful.